January 31, 2024	Rosemary G. Reilly +1 617 526 6633 (t) +1 617 526 5000 (f) rosemary.reilly@wilmerhale.com

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christina Chalk

Laura McKenzie

Re:	Sage Therapeutics, Inc.

Schedule TO-I filed January 23, 2024

File No. 005-88275

Dear Ms. Chalk and Ms. McKenzie,

On behalf of Sage Therapeutics, Inc. (the “Company”), we are concurrently transmitting herewith Amendment No. 1 to the Company’s Tender Offer Statement on Schedule TO and are submitting this letter in response to comments received from the staff (the “Staff”) in the Office of Mergers & Acquisitions of the Securities and Exchange Commission (the “SEC”), by letter dated January 29, 2024, regarding the Company’s Schedule TO-I, filed on January 23, 2024 (the “Schedule TO-I”) and the Offer to Exchange (as defined in the Schedule TO-I).

Set forth below are the Company’s responses to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

IMPORTANT, page 4

1.

We note the following statement: “We are not making this Offer to, nor will we accept any election to exchange options from or on behalf of, Eligible Holders in any jurisdiction in which this Offer or the acceptance of any election to exchange options would not be in compliance with the laws of that jurisdiction. However, we may, at our discretion, take any actions necessary or desirable for us to make this Offer to option holders in any such jurisdiction.” While offer materials need not be disseminated into jurisdictions where such a distribution would be impermissible, please remove the implication that tendered options will not be accepted from all Eligible Holders. See Rule 13e-4(f)(8)(i) and guidance in Section II.G.1 of Exchange Act Release No. 34-58597 (September 19, 2008). Please also make any conforming changes to similar statements throughout the Offer to Purchase.

January 31, 2024 Page 2

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 4 and made conforming changes to similar statements throughout the Offer to Exchange.

Summary Term Sheet, page 6

2.

We note your disclosure on page 16 that even if you accept tendered options, in the event you are prohibited by applicable law or regulation from doing so, you will not grant Replacement Options “if at all, until all necessary government approvals have been obtained.” Please clarify whether the Eligible Options tendered would remain outstanding under these circumstances.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 16 of the Offer to Exchange.

Forward-Looking Statements, page 17

3.

We note the reference to the Private Securities Litigation Reform Act of 1995. Please note that the safe harbor provisions for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please revise accordingly.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 17 of the Offer to Exchange.

Risk Factors, page 18

4.

We note your disclosure on page 16 that Replacement Options will be unvested when granted regardless of whether the applicable exchanged Eligible Options were vested. Please include a risk factor addressing the possibility that previously vested options would become unvested and options could take longer to vest.

Response: In response to the Staff’s comment, the Company has added the requested disclosure on page 18 of the Offer to Exchange.

January 31, 2024 Page 3

Procedures for Electing to Exchange Options, page 23

5.

Refer to the following disclosure on page 25 of the Offer to Exchange: “Subject to Rule 13e-4 under the Exchange Act, we also reserve the right to waive any of the conditions of the Offer or any defect or irregularity in any surrender with respect to any particular Eligible Options or any particular eligible employee.” Please revise to avoid the implication that you may waive a condition of the offer as to one or some Eligible Employees, rather than generally waiving such offer condition. All conditions to the Offer must apply uniformly to all Eligible Employees.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 25 of the Offer to Exchange.

Conditions of this Offer, page 28

6.

On page 28, you have included a condition that will be triggered by “any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market.” Please revise to explain what would be considered a limitation on prices for securities on any national securities exchange or in the over-the-counter market, or delete.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 28 of the Offer to Exchange.

7.

You have included a condition that will be triggered by “the commencement or escalation of a war, armed hostilities or other similar international or national crisis directly or indirectly involving the U.S.” (emphasis added). The broad wording of this offer condition may raise illusory offer concerns under Regulation 14E. Please revise to narrow or qualify this condition by explaining what would constitute “indirect involvement” of the United States, or delete this language.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 28 of the Offer to Exchange.

8.

Refer to the following statement made on page 29: “We may waive [the conditions], in whole or in part, at any time and from time to time prior to the Offer Expiration Date.” If an offer condition is “triggered” while the offer is pending, in our view, the offeror must promptly inform security holders whether it will assert the condition and terminate the offer, or waive it and continue. Reserving the right to waive a condition “at any time and from time to time” may be inconsistent with your obligation in this regard. Please confirm in your response letter that you will promptly notify Eligible Employees if a condition is triggered while the Offer is pending.

Response: In response to the Staff’s comment, the Company confirms that it will promptly notify Eligible Holders if a condition is triggered while the Offer is pending.

January 31, 2024 Page 4

Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities, page 32

9.

Please revise the Offering Memorandum or Schedule TO to provide the information required by Item 1008(a) of Regulation M-A for each person named in response to Item 1003(a) of Regulation M-A and by each associate and majority-owned subsidiary of those persons, if applicable.

Response: The Company advises the Staff that none of the executive officers or directors of the Company named in response to Item 1003(a) of Regulation M-A are eligible to participate in the Offer. Accordingly, none of the executive officers or directors of the Company hold Eligible Options, and therefore none of such persons beneficially own any of the subject securities of the Offer. The Company has revised the disclosure on page 32 of the Offer to Exchange to state that no such subject securities are beneficially owned.

General

10.	Disclose that tendered options may be withdrawn at any time after the expiration of 40 business days from the commencement of the tender offer, if not yet accepted for payment. See Rule 13e-4(f)(2).

Response: The Company advises the Staff that the requested disclosure was previously included on page 7 of the Terms of Election related to the Offer. In response to the Staff’s comment, the Company has additionally revised the disclosure on page 27 of the Offer to Exchange to conform.

11.

The cross reference in Item 7(b) of Schedule TO to Section 6 of the Offer to Exchange appears to be inappropriate, as Section 6 of the Offer to Exchange sets forth the conditions to the consummation of the Offer rather than material conditions, if any, to any financing of consideration to be provided in the Offer. See Item 1007(b) of Regulation MA. Please revise.

Response: In response to the Staff’s comment, the Company has revised the response to Item 7(b) of the Schedule TO-I in Amendment No. 1.

January 31, 2024 Page 5

The Company respectfully requests the Staff’s assistance in completing the review of the Schedule TO-I, as amended, as soon as possible. Please contact me at (617) 526-6633 with any questions or further comments regarding the above responses to the Staff’s comments.

Sincerely,

/s/ Rosemary G. Reilly, Esq.
Rosemary G. Reilly, Esq.

cc:	Barry E. Greene, President and Chief Executive Officer

Anne Marie Cook, Senior Vice President, General Counsel

Jennifer Fitzpatrick, Vice President, Corporate Counsel

Sage Therapeutics, Inc.

Stuart M. Falber, Esq.

C.S. Avery Reaves, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP